Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105

November 26, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  John Reynolds

Re:           Hennessy Capital Acquisition Corporation

Dear Mr. Reynolds:

On behalf of our client, Hennessy Capital Acquisition Corporation (the “Company”), enclosed please find the revised “Proposed Business - Business Opportunity Overview” section for the Company’s Registration Statement on Form S-1 (the “Form S-1”). Please be advised that the Company will incorporate this revised section in the next amendment of the Form S-1.

Please contact me if you have any questions or concerns at (212) 370-1300.

Very truly yours,

/s/ Joshua Englard
Joshua Englard

Enclosures

cc:           Hennessy Capital Acquisition Corporation

PROPOSED BUSINESS

Introduction

We are a newly organized blank check company incorporated on September 24, 2013 as a Delaware Corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have not identified any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with respect to identifying any business combination target.

Business Opportunity Overview

Our acquisition and value creation strategy will be to identify, acquire and, after our initial business combination, to build, a diversified, multi-industrial manufacturing or distribution business. Our strategy is based on our management’s belief that an industrial “renaissance” is now underway in the United States. Our management believes that this resurgence is primarily the result of three critical cost factors: labor, natural gas energy (as represented by natural gas prices) and logistics, each of which we believe is quite favorable to the United States when compared with advanced manufacturing nations and increasingly competitive when compared with emerging manufacturing nations such as China.

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According to BCG, the United States has a labor cost advantage compared to other major manufacturing economies and becoming increasingly competitive with emerging economies such as China: Productivity-adjusted labor costs in the United States are 50% to 80% of those in other major manufacturing economies such as Japan, Germany, France, the U.K, and Italy. In China, the average wage has increased by 15-20% annually compared to the United States at only 2%. The average American worker is also 3x more productive than their Chinese counterpart driving an even further deterioration of China’s advantage on a productivity-adjusted basis.

Source: “Made in America Again… The New Economics of Global Manufacturing”, BCG (January 16th, 2013).

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We believe that energy costs in the United States will become comparatively cheaper, especially with the recent discoveries of abundant shale gas and new technologies in oil and gas extraction: The United States has a significant energy cost advantage over other advanced economies which can result in lower utility and energy bills and raw material input prices for certain industries. In addition to increased manufacturing costs, shipping costs globally, as represented by the Baltic Dry Index (BDI), have almost tripled since their relatively low levels in 2012, and just-in-time inventory requirements and shorter product life cycles necessitate that production and end-markets be co-located.

World LNG Landed Prices (USD / MMBtu)

Source:World LNG Prices – Federal Energy Regulatory Commission (FERC) Market Oversight, Oct 2013
Note:Prices estimated for November 2013; U.S. price estimates are an average of Cove Point and Lake Charles price estimates.

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We believe these factors come together and leave the United States with an advantage on a total landed cost basis, as represented by Average Manufacturing Cost Structures: According to BCG, taking into account items such as increased productivity-adjusted wage costs, energy costs and supply chain costs, the United States is expected to have lower manufacturing costs than other advanced manufacturing nations and become increasingly competitive with China. By 2015, it is estimated that China will retain only a 7% cost advantage over the United States.

Major Exporting Nation Average Manufacturing Costs: 2015 Projections (Index U.S. = 100)

Source:US Census; Bureau of Labor Statistics; Bureau of Economic Analysis; ILO; “Made in America Again…
The New Economics of Global Manufacturing”, BCG (January 16th, 2013).

Notes:
1. No difference assumed in “Other” costs (e.g., raw material inputs etc.). Differences in values a function of the industry mix of each export country. U.S. figures represent costs in a set of select lower-cost states as defined in BCG publications.
2. Chinese figures represent Yangtze River Delta region.